UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

We hereby inform you that the 22nd Ordinary General Meeting of Shareholders of KT Corporation (the “Company”) for the fiscal year ended December 31, 2003 was convened in accordance with Article 20 of the Articles of Incorporation of the Company, and the shareholders approved the six agenda items as proposed. Details of resolution of the 22nd Ordinary General Meeting of Shareholders are as follows:

1.	Date and time: Friday, March 12, 2004 at 10:00 a.m. (Korea Time).

2.	Venue: Lecture Hall of the Company’s headquarter building located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

3.	For additional details, please refer to “Notice of the 22nd Ordinary General Meeting of Shareholders” filed on Form 6-K dated February 12, 2004. All agenda except Agenda No. 4 “Election of Directors” were approved as originally proposed:

Agenda No. 1 - Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year ended December 31, 2003.

Agenda No. 2 - Amendment of the Company’s articles of incorporation.

Agenda No. 3 - Election of members of the Company’s audit committee.

Agenda No. 4 - Election of Mr. Hi Chang Ro and Mr. Sung Deuk Park as directors of the Company.

Agenda No. 5 - Approval of limit on remuneration of directors.

Agenda No. 6 - Approval of amendment of management contracts.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2004

KT Corporation

By: /s/ Wha Joon Cho

Name: Wha Joon Cho

Title: Managing Director